Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended
	March 31,
	2011	2010
Earnings:
Pretax income	$63,994	$51,441
Add fixed charges as adjusted (from below)	35,208	33,870

	$99,202	$85,311

Fixed charges:
Interest expense:
Corporate	$32,375	$31,040
Amortization of deferred financing costs	1,184	1,261
1/3 of rental expense	1,649	1,569

Fixed charges	$35,208	$33,870

Ratio (earnings divided by fixed charges)	2.82	2.52